Exhibit 99.1

Wix to Host Virtual Analyst & Investor Day on May 19, 2022

Wix will release first quarter 2022 results on May 16, 2022

NEW YORK, March 23, 2022 -- Wix.com Ltd. (Nasdaq: WIX), today announced that it will host a virtual Analyst & Investor Day on Thursday, May 19, 2022 after reporting its results for the first quarter ended March 31, 2022 on Monday, May 16, 2022.

During the virtual Analyst & Investor Day, Wix's management team and other business leaders will provide a detailed overview of the company’s key growth initiatives and present a three year financial plan and long term financial framework. The event will be held on Thursday, May 19, 2022 at 8:30 a.m. ET.

Prior to the Analyst & Investor Day, Wix will report first quarter 2022 financial results and host a  conference call and webcast on Monday, May 16, 2022 at 8:30 a.m. ET.

Wix is also announcing today that its board authorized a program to repurchase up to $500 million of its securities from time to time. Wix intends to file a motion seeking court approval in Israel for its repurchase program, which is subject to receipt of court approval.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements. The repurchase program does not obligate Wix to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at Wix’s discretion.

Live webcasts of the events, as well as replays, and accompanying materials will be available at https://investors.wix.com/. More details including dial-in options will be provided closer to the event dates.

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

For more about Wix, please visit our Press Room

Investor Relations:
ir@wix.com

Media Relations:
pr@wix.com

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that long-term agreements with partners will become a more significant part of our business in the future and that the expected accounts receivable from such long term partners agreement will ultimately be received; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, risks relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading “Risk Factors” in the Company’s 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.